SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - COPA AIRLINES TAKES DELIVERY OF 11TH EMBRAER 190 AIRCRAFT

NEWS RELEASE	CONTACT:	Patricia Roquebert - Panama
(507) 304-2672
Neylu Longoria - U.S.
(210) 222-1933, ext. 153

COPA AIRLINES TAKES DELIVERY OF 11TH EMBRAER 190 AIRCRAFT
Copa’s fleet, one of the youngest in the industry, now totals 37 aircraft

Panama, Nov. 14, 2007 -- Copa Airlines, a subsidiary of Copa Holdings SA (NYSE: CPA), has taken delivery of its 11th EMBRAER 190 aircraft. The Panama-based airline now has 37 aircraft in its fleet.

“The EMBRAER 190 is a comfortable high-tech aircraft that allows us greater flexibility to balance capacity and demand in smaller markets that are served more efficiently with a 94-seat aircraft,” said Pedro Heilbron, CEO, Copa Airlines.

EMBRAER 190 aircraft are equipped with advanced engineering design elements, including “winglets” (wingtip extensions) and high-performance GE CF34-E5 engines. The aircraft has seating for 10 passengers in Business Class (Clase Ejecutiva) and 84 in Coach. The Coach cabin is configured with two seats on each side of the aisle and no middle seat.

Copa Airlines has one of the youngest fleets in the Americas, with an average age of 3.7 years. In addition to its 11 EMBRAER aircraft, Copa operates 26 Boeing 737 Next Generation jets.

About Copa Holdings

Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines offers 126 daily scheduled flights to 40 destinations in 21 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. Copa offers nonstop flights to Panama and connections throughout the Americas from five U.S. cities: three times daily from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 10 times a week from Orlando. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. AeroRepublica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Bogota, Bucaramanga, Cali and Medellin. For more information, visit www.copaair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 11/14/2007	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO